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                             February 13, 2023

       James C. Flores
       Chief Executive Officer
       Flame Acquisition Corp.
       700 Milam Street, Suite 3300
       Houston, TX 77002

                                                        Re: Flame Acquisition
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed January 27,
2023
                                                            File No. 001-40111

       Dear James C. Flores:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed January 27, 2023

       Proposal No. 1-The Business Combination Proposal
       Background of the Business Combination
       Background of Flame and Sable Negotiations, page 168

   1. We have read your response to prior comment 1 and note your revision to include the definition of
Reserves    consistent with Rule 4-10(a)(26) of Regulation S-X in the
                                                        Glossary on page 8.
However, we are unable to locate a similar revision to the disclosure now provided on page
170 and note you continue to disclose the SPE PRMS definition of
                                                           Reserves.    We
reissue our prior comment.
   2. We note disclosure on pages 176 and 177 indicating that Petrie Partners, among other things, utilized
certain estimates that included volumes of contingent resources prepared by NSAI and estimates
of both proved and unproved reserves prepared by Sable
                                                        management in rendering
its opinions and performing its related financial analyses.
 James C. Flores
Flame Acquisition Corp.
February 13, 2023
Page 2
         Please expand your disclosure to explain why Sable management believes it was appropriate to represent to Petrie Partners that the Sable Assets contained proved and unproved reserves as of December 31, 2021.
3. Please confirm for us that all of the estimates presented in the table on page 171 are considered by Sable management to represent reserves as of December 31, 2021 and do not otherwise include volumes of contingent or prospective resources.
4. We have read your response to prior comment 4 and note you continue to use terms that are the same as, or confusingly similar, to terms defined by the SEC and have used or combined terms from another industry accepted reserves and resource classification system in a manner that may be potentially confusing to investors despite the fact that these terms do not satisfy SEC definitions, e.g. estimated contingent reserves, contingent
         PDP reserves, proved contingent developed reserves, and contingent undeveloped reserves.

         In lieu of referring to your net volumes as contingent reserves, please revise your disclosure to use alternative terms, such as petroleum resource volumes, and use individual line item descriptions to reflect the current producing status as of the date the estimates were prepared, such as shut-in volumes, ESP installation volumes, and total developed volumes; drilling program volumes, workover program volumes, and total undeveloped volumes.

         Also expand the discussion in the footnote to each line item to clarify the uncertainty category applied by Sable management and utilized by Petrie Partners for the express purposes noted in the preceding paragraphs, e.g. the net quantities are unrisked remaining proved, probable or possible recoverable volumes, as applicable, or represent a combination of two or more of these uncertainty categories.
5.       Please revise the disclosure found in the sections    Background of
Flame and Sable
         Negotiations    on page 168 through    The Flame Board   s Reasons for
the Approval of the
         Business Combination    on page 188 to use terms consistent with the
revisions, if any, to
         the table and related footnotes on page 171 identified in comment 4 above.

       For example, the disclosure at the bottom on page 170 refers to estimates of the contingent reserves, contingent resources and cash flow. In lieu of disclosing the estimates as contingent reserves, revise the disclosure to use alternative terms such as estimates of petroleum resource volumes, including contingent resources and cash flow.
       Also revise any similar or related disclosure throughout the proxy statement, including but
FirstName LastNameJames C. Flores
       not limited to the disclosure on page 176 (proved and unproved contingent reserves), 179
Comapany    NameFlame
       (developed         Acquisition contingent
                   and undeveloped    Corp.      reserves; cash flows of
contingent reserves
       estimates),
February  13, 2023181
                    Page(proved
                          2     contingent reserves), and 182 (proved
contingent reserves).
FirstName LastName
 James C. Flores
FirstName LastNameJames
Flame Acquisition Corp. C. Flores
Comapany13,
February   NameFlame
            2023      Acquisition Corp.
February
Page 3 13, 2023 Page 3
FirstName LastName
6. Please expand the discussion in your footnotes to additionally address the following:

         Expand the discussion in Footnote (1) to clarify:
         All of the estimated net quantities of petroleum resources shown above would be classified as contingent resources as of December 31, 2021 under the SPE PRMS due to the numerous contingencies noted in the foregoing paragraphs, including finalizing the acquisition of interests in the SYU properties.

         However, Sable management believes some or all of these contingent resource volumes may be reclassified as reserves in the future and prepared forecasts of future production and related cash flows, referred to in the discussion under the Background to the Business
         Combination and as clarified in these footnotes variously as Sable
management   s internal
         estimates of reserves, including estimates of proved and unproved developed and undeveloped reserves. Refer to the relevant disclosure under Risk Factors on pages 53 and
         66.

         These estimates were not prepared with a view towards compliance with the published guidelines of the SPE PRMS or the requirements of the SEC for disclosure as reserves as of December 31, 2021 and are solely intended to be used for the specific purposes noted in the foregoing paragraphs based on a forward-looking assumption that all of the aforementioned contingences are successfully resolved.

         Expand the discussion in Footnote (5) to clarify the reference to shut-in volumes assumes the wells and facilities, currently shut-in since the suspension of activities, will resume production at some future date under the production and sales conditions present at the time of suspension.

         Expand the disclosure to include additional footnotes explaining the basis for the estimate of 2024 production, R/P and how the figures shown in the table were determined.
Information About SYU, page 236

7. We have read your response to prior comment 6; however, we are unable to locate your
         disclosure revisions under the section    Information About SYU.
Please expand your
         disclosure under this section to clarify that the estimated quantities of petroleum contained in the SYU assets are classified as contingent resources, identify the various contingencies that prohibit the disclosure of reserves at this time, and clearly state that none of the estimated petroleum quantities meet the requirements for disclosure as reserves pursuant to the guidelines published by the SEC in Rule 4-10(a) of Regulation S-X as of December
         31, 2021. We reissue our prior comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James C. Flores
Flame Acquisition Corp.
February 13, 2023
Page 4

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact
Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-
Adviser, at (202) 551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameJames C. Flores
                                                         Division of
Corporation Finance
Comapany NameFlame Acquisition Corp.
                                                         Office of Energy &
Transportation
February 13, 2023 Page 4
cc:       Ryan Maierson
FirstName LastName